1(404) 815-2227

reypascual@paulhastings.com

March 12, 2013	72331.00001

Ms. Laura Hatch

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington, D.C. 20549-8626

RE:	The Caldwell & Orkin Funds, Inc. (the “Registrant”)/Investment Company Act File No. 811-06113

Dear Ms. Hatch:

On behalf of the Registrant, this letter responds to your comments communicated orally to ALPS Fund Services, Inc. (“ALPS”), the administrator of the Registrant, on February 1, 2013, with respect to the review by the Securities and Exchange Commission (the “Commission”) of certain filings made by the Registrant with the Commission.

Set forth, in the numbered paragraphs below, is a summary of your comments of February 1, 2013, followed by the Registrant’s responses. In response to your request, this letter is being submitted to the Commission as a correspondence filing, via EDGAR.

Comments:

1.

You provided one comment regarding the Registrant’s Form N-CSR filing for its fiscal year ended April 30, 2012, as filed with the Commission on July 6, 2012 (“Form N-CSR”). In particular, you noted that, under the heading “Ratios to Average Net Assets” in the Financial Highlights table for The Caldwell & Orkin Market Opportunity Fund (the “Fund”) appearing on page 27 of the Form N-CSR, the “Ratio to total expenses” is the only ratio that should be included in the table, as prescribed by the rules set forth in Form N-1A for preparation of the financial highlights. You requested that the other ratios (“Management Fees”, “Administrative Fees”, “Expenses before dividends on securities sold short and interest expense”, “Interest expense”, and “Expenses from dividends on securities sold short”) be footnoted below the table.

2.

You provided one comment regarding the Registrant’s Form N-CSRS filing for its semi- annual period ended October 31, 2012, as filed with the Commission on January 4, 2013 (“Form N-CSRS”). In particular, you noted that you had perused the Fund’s website on January 18, 2013 and that the Form N-CSRS did not appear to have been posted on the website as of that date.

Responses:

1.

The Registrant respectfully submits that the Registrant’s financial highlights presentation complies with the requirements of Form N-1A by providing its “ratio of expenses to average net assets” as required by Item 13 of Form N-1A. For the reasons stated below, the Fund does provide additional ratios in order to provide helpful and, in fact, necessary information to its shareholders, information that is consistent with both the Registrant’s unique investment policies and objectives and the expense presentation in its prospectus. The Fund is one of a very few number of funds that uses a significant amount of short positions as part of its stated investment objective of mitigating downside investment risk. Although in practice interest and dividend expense on short positions are “investment” expense since short positions cannot be maintained without incurring them, and are viewed by the Registrant as akin to brokerage commissions and other trading fees and expenses,

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U.S. Securities and Exchange Commission

March 12, 2013

accounting rules require that they be treated as “operating” expenses. Doing so, however, presents an unfairly distorted view of the Registrant by making its “operating” expenses higher than they really are as compared to, for example, a long-only fund with an unusually high amount of portfolio turnover and related transactions costs. The additional transparency the Registrant’s auditors include in the Registrant’s financial highlights allow shareholders to better and more clearly compare the Registrant with funds offering more traditional strategies, all of which leads to more informed investment decisions, which is our primary goal and one of the fundamental goals of the Investment Company Act and securities laws in general. The presentation is also consistent with the presentation under Item 3 of Form N-1A, which allows funds to subdivide “other expense” into three expense categories, precisely for the purpose of adding clarity to the disclosure. In addition, this is the format the Registrant’s shareholders have grown used to for many years. Removing the requested additional ratios would only serve to obfuscate the disclosure to the detriment of the Registrant’s shareholders.

2.

The Form N-CSRS has been posted to the Fund’s website. The Fund’s investment adviser, C&O Funds Advisor, Inc., has reviewed its procedures for posting regulatory materials on the Fund’s website, and adjustments have been made to ensure that materials will be posted on a timely basis in the future.

*****

In connection with the Staff’s review of filings made by the Registrant, including the corresponding Registrant disclosures, in view of compliance with the Sarbanes-Oxley Act of 2002, as described herein, the Registrant has authorized us to hereby acknowledge on its behalf that:

(i)	The Registrant is responsible for the adequacy and accuracy of the disclosures in its filings;

(ii)

Commission staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

(iii)	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

We hope that this letter is satisfactory to the Staff. The Registrant’s goal is, and always has been, to conduct its operations in full compliance with applicable laws and regulations and to provide full and meaningful disclosure to its shareholders.

Please feel free to contact the undersigned, at (404) 815-2227, should you have any questions or need additional information.

Very truly yours,

/s/ Reinaldo Pascual
Reinaldo Pascual of Paul Hastings LLP

cc:	Board of Directors, The Caldwell & Orkin Funds, Inc.
Michael B. Orkin, President, The Caldwell & Orkin Funds, Inc.
Stephen D. Fox, Arnall Golden Gregory LLP

LEGAL_US_E # 103137396.1